Exhibit 32.1

KNIGHT FULLER, INC.

190 N. Canon Drive, Suite 420

Beverly  Hills, California 90210

(310) 275-4209

August 8, 2005

Dear Shareholders,

We have previously indicated to you the Company’s intention to merge KF Properties, L.P., an entity which has no business, no assets and no liabilities, and which serves no useful purpose, with Knight Fuller, Inc., which would have resulted in the limited partnership ceasing to exist after the merger.

On August 5, 2005, the board of directors of the Company determined that the Company was wasting valuable capital and resources pursuing the proposed merger of Knight Fuller, Inc. and KFI Properties, L.P., as the exercise was originally intended to be a housekeeping matter of the termination of a defunct entity.  Since the proposed merger did not serve any economic or significant purpose other than the termination of the status of the limited partnership, the board decided to merely dissolve the limited partnership and to file a certificate of cancellation of the limited partnership with the state of Delaware.

Therefore, there will be no further action taken with respect to the proposed merger.  Please feel free to call or write with any specific questions you may have.

The Company will file a final partnership tax return

Sincerely yours,

/s/ Stephen Hallock

Stephen Hallock,

Chief Financial Officer